Tuesday, October 20th, 2009

Securities and Exchange Commission

Mr Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

VIA EDGAR

Ref: 333-06718

Dear Sir,

In reference to your letter dated September 17, we request a further extension to file the amended material requested.

As per your comments, we will produce a management report on internal controls over financial reporting and amend our annual 2008 and first quarter 2009 financial reports. However, to do so, we need to obtain clearance from our external auditors and since we have just recently hired new auditors, they require more time to review and approve.

We estimate our documents to be properly filed as of October 30th, 2009. Please advise if this delay is acceptable.

Furthermore, please note that all other correspondence via Fax should be addressed directly to myself at 450 314 2292.

Yours truly,

Claude Gingras

Vice-President Corporate Affairs.